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             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*
---------------
  *As amended by Releases (1)34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release (1) 34-15457A, dated February 25, 1979) and
(1) 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     )*
                                           -----

                          CYPRESS COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232743203
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               CHARLES B. MCNAMEE
                         ONE FINANCIAL PLAZA, SUITE 1101
                          FT. LAUDERDALE, FLORIDA 33394
                            TELEPHONE: (954) 462-0449

                                 WITH A COPY TO:

                              MARLON F. STARR, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                     1230 PEACHTREE STREET, N.E., SUITE 3100
                             ATLANTA, GEORGIA 30309
                            TELEPHONE: (404) 815-3753
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 10, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         Continued on following page(s)
                                Page 1 of 9 Pages

CUSIP NO.  232743203                   13D      PAGE    2     OF    9    PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO OF ABOVE PERSON

            U.S. REALTEL, INC. (IRS Identification No. 36-4360426)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]
            JOINT FILING
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            SC, WC, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     541,835(1)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               541,835(1)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            541,835(1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
            N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            CO
          ---------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO.  232743203                   13D      PAGE    3     OF    9    PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO OF ABOVE PERSON

            CYPRESS MERGER SUB, INC. (IRS Identification No. Applied For)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]
            JOINT FILING
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            SC, WC, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     541,835(1)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               541,835(1)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            541,835(1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
            N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            CO
          ---------------------------------------------------------------------

(1) The shares of Common Stock represent the number of shares subject to the Shareholders' Agreement, dated as of January 10, 2002 (the "Shareholders' Agreement"), among U.S. RealTel, Inc., Cypress Merger Sub, Inc. and certain stockholders of Cypress Communications, Inc. U.S. RealTel, Inc. and Cypress Merger Sub, Inc. may be deemed to share the power to direct the vote of such shares under the provisions of the Shareholders' Agreement, which is discussed in greater detail in response to Item 4.

         This Schedule 13D is filed by U.S. RealTel, Inc., a Delaware corporation ("Parent") and Cypress Merger Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, and relates to the tender offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), of Cypress Communications, Inc., a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to that certain Shareholders' Rights Agreement, dated February 9, 2000, between the Company and State Street Bank and Trust Company, as rights agent (the "Rights" and, together with the Common Stock, the "Shares"), at $3.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002 (the "Offer to Purchase"), incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and the Purchaser on January 22, 2002 (as amended from time to time, the "Schedule TO") and in the related Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO (which, together with the Offer to Purchase, as either may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 1.       SECURITY AND ISSUER.

         This Schedule 13D relates to the Shares. The principal executive offices of the Company are located at Fifteen Piedmont Center, Suite 100, Atlanta, Georgia 30305.

ITEM 2.       IDENTITY AND BACKGROUND.

         The information set forth in section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and in the section captioned "Schedule I: Directors and Executive Officers of Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

         This Schedule 13D relates to the acquisition by Parent and Purchaser of beneficial ownership of Shares pursuant to the Shareholders' Agreement, dated as of January 10, 2002 (the "Shareholders' Agreement"), among Parent, the Purchaser and certain stockholders of the Company (the "Major Shareholders"), pursuant to which the Major Shareholders (i) granted Purchaser an option to purchase an aggregate of 541,835 Shares owned by them (the "Subject Shares") pursuant to the terms contained in the Shareholders' Agreement (the "Option"), (ii) agreed to tender the Subject Shares pursuant to the Offer and (iii) granted to Parent and Purchaser an irrevocable proxy (the "Proxy") to vote such Subject Shares in favor of the merger. The Shareholders' Agreement is described more fully in section 11 ("The Merger Agreement; Other Arrangements") of the Offer to Purchase, which is incorporated herein by reference.

         The Option and the Proxy were granted by the Major Shareholders as an inducement to Parent and Purchaser to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 10, 2002, as amended January 17, 2002 among Parent, the Purchaser and the Company, as described in
Item 4 below. No monetary consideration was paid by Parent or Purchaser to the Major Shareholders for either the Option or the Proxy.

         The information set forth in the Offer to Purchase in section 9 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 4.       PURPOSE OF TRANSACTION.

         The information set forth in the section of the Offer to Purchase captioned "Introduction," and in section 1 ("Terms of the Offer"), section 10 ("Background of the Offer; Past Contacts or Negotiations with Cypress"), section 11 ("The Merger Agreement; Other Arrangements"), section 12 ("Purpose of the Offer; Plans for Cypress"), section 13 ("Certain Effects of the Offer"), and section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

         No reporting person has any present plans or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER.

         As a result of the grant of the Option and the Proxy pursuant to the Shareholders' Agreement, Parent and Purchaser may be deemed to be the beneficial owners of an aggregate of 541,835 Shares, which would represent approximately 11.0% of the outstanding Shares (based on the number of Shares outstanding as of January 10, 2002, as set forth in the Merger Agreement).

         The information set forth in the Offer to Purchase in section 8 ("Certain Information Concerning Purchaser and Parent "), section 11 ("The Merger Agreement; Other Arrangements") and in the section captioned "Schedule I:
Directors and Executive Officers of Parent and Purchaser" is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 3 herein and in the sections of the Offer to Purchase captioned "Introduction" and "Schedule I: Directors and Executive Officers of Parent and Purchaser" and in section 8 ("Certain Information Concerning Purchaser and Parent"), section 10 ("Background of the Offer; Past Contacts or Negotiations with Cypress"), and section 11 ("The Merger Agreement; Other Arrangements") of the Offer to Purchase and in Exhibits (d)(i) and (d)(ii) attached to the Schedule TO is incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Schedule 13D:

EXHIBIT       DESCRIPTION
-------       -----------
   *1         Agreement and Plan of Merger, dated as of
              January 10, 2002, among Parent, the Purchaser
              and the Company (the "Merger Agreement").

   *2         Amendment No. 1 to the Merger Agreement, dated January 17, 2002.

   *3         Shareholders' Agreement, dated as of January
              10, 2002, among Parent, the Purchaser and certain stockholders of the Company.

   *4         Offer to Purchase, dated January 22, 2002.

   *5         Form of Letter of Transmittal.

---------------------

* Incorporated by reference to the Schedule TO, filed with the Securities and Exchange Commission on January 22, 2002 by Parent and the Purchaser.

                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    January 22, 2002                   U.S. REALTEL, INC.



                                            By: /s/ Perry H. Ruda
                                               ---------------------------------
                                                 Perry H. Ruda
                                                 Chief Executive Officer



                                            CYPRESS MERGER SUB, INC.



                                            By: /s/ Charles D. McNamee
                                               ---------------------------------
                                                 Charles D. McNamee
                                                 Chief Executive Officer